CUSIP 858155 20 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Steelcase Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155 20 3

(CUSIP Number)

Liesl A. Maloney, Steelcase Inc., 901—44th Street S.E.,

Grand Rapids, MI 49508, (616) 247-3201

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Robert C. Pew II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			U.S.

	Number of Shares Bene- ficially Owned by Each Reporting Person With:	7.	Sole Voting Power	7,048,217

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	7,048,217

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			7,048,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			7.7%

14.	Type of Reporting Person (See Instructions)			IN

Page 2 of 5 Pages

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Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Class A Common Stock (“Class A Common Stock”), of Steelcase Inc., a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 901 – 44th Street S.E., Grand Rapids, Michigan 49508.

Item 2.	Identity and Background.

This statement is being filed by Robert C. Pew II. The business address of Mr. Pew is 901—44th Street S.E., Grand Rapids, Michigan 49508. Mr. Pew is retired. Mr. Pew has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Pew has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Pew being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pew is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a)	Number of shares of Class A Common Stock beneficially owned: 7,048,217

Percentage of Class A Common Stock beneficially owned: 7.7%

(b)	Number of shares of Class A Common Stock as to which Mr. Pew has the:

Sole power to vote or to direct the vote: 7,048,217

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition: 7,048,217

Shared power to dispose or to direct the disposition: 0

The number of shares reported above includes (i) 7,045,794 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 2,423 shares of Class A Common Stock. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Company’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of

Page 3 of 5 Pages

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Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of 5.6% of the Class A Common Stock.

(c) The following transactions were effected during the sixty days prior to the date of this Schedule 13D: on September 5, 2012, Mr. Pew sold an aggregate of 1,269,200 shares of Class B Common Stock to his children in private transactions at a price of $9.68 per share.

(d) Of the shares reported in this Item 5, 1,721,687 shares are held by a trust for the benefit of a family member of Mr. Pew.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1. Power of Attorney of Robert C. Pew II filed as an exhibit to Amendment No. 9 to this Schedule 13D.

Page 4 of 5 Pages

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012	/s/ Liesl A. Maloney
Robert C. Pew II

	By:	Liesl A. Maloney
Attorney-in-Fact

Page 5 of 5 Pages